                                                       Page 1 of 19 pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 9)

                               ACCEPTANCE INSURANCE COMPANIES INC.
          -----------------------------------------------------------------
                                   (Name of Issuer)

                       Common Stock, par value $0.40 per share
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     004308-10-2
                         -----------------------------------
                                    (CUSIP Number)

                 Sanford B. Ferguson, Esq., Kirkpatrick & Lockhart,
             1500 Oliver Building, Pittsburgh, PA 15222   (412) 355-6500
          -----------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  November 10, 1994
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 004308-10-2                         Page 2 of 19 pages
           ----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON  Investor International (U.S.), Inc.
                                      ------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-349-4581


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                    (b) [ ]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     NA
                                  --

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
                                                       --------

                NUMBER OF     7.  SOLE VOTING POWER                      0
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER              530,126
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER                 0
                REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER         530,126


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   530,126
                                                                   -------

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        5.2


          14.  TYPE OF REPORTING PERSON     CO
                                            --

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 004308-10-2                         Page 3 of 19 pages
          -----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON     Investor International AB
                                           -------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                   (b) [ ]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS    NA
                                 --


          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Sweden
                                                       ------


                NUMBER OF     7.  SOLE VOTING POWER                      0
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER              530,126
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER                 0
               REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER         530,126

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                530,126
                                                                -------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        5.2


          14.  TYPE OF REPORTING PERSON     CO
                                            --

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 004308-10-2                         Page 4 of 19 pages
          -----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON     Patricia AB
                                           -----------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                   (b) [ ]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS    NA
                                 --


          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Sweden
                                                       ------


                NUMBER OF     7.  SOLE VOTING POWER                      0
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER              530,126
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER                 0
               REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER         530,126

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                530,126
                                                                -------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        5.2


          14.  TYPE OF REPORTING PERSON     CO
                                            --

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 004308-10-2                         Page 5 of 19 pages
          -----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON     Investor AB
                                           -----------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                   (b) [ ]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS    NA
                                 --


          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Sweden
                                                       ------


                NUMBER OF     7.  SOLE VOTING POWER                      0
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER              530,126
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER                 0
               REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER         530,126

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                530,126
                                                                -------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        5.2


          14.  TYPE OF REPORTING PERSON     CO
                                            --

                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                          Page 6 of 19 pages


               The Statement on Schedule 13D, as heretofore amended, is hereby further amended as follows:


          Item 2 of the Schedule 13D is restated in its entirety as follows:


          ITEM 2.  IDENTITY AND BACKGROUND.

                    The names and addresses of the persons filing this Schedule are as follows:

                    Investor International (U.S.), Inc. ("IIUS") (formerly known as Patricia Investments, Inc.), a Delaware corporation, whose address is 15 West 54th Street, New York, New York 10019 and which is engaged in the business of buying and selling securities for its own account;

                    Investor International AB ("IIAB"), a Swedish corporation, whose address is S-10332, Stockholm, Sweden and which is engaged in the business of long-term holding of equity securities;

                    Patricia AB ("Patricia"), a Swedish corporation, whose address is S-10332, Stockholm, Sweden and which is engaged in the business of equity trading; and

                    Investor AB ("Investor AB"), a publicly-held Swedish corporation, whose address is S-10332, Stockholm, Sweden and which is engaged in the business of the long-term holding of equity securities.

                    All of the issued and outstanding common stock of IIUS is owned by IIAB. All of the issued and outstanding common stock of IIAB is owned by Patricia. All of the issued and outstanding common stock of Patricia is owned by Investor AB. For purposes of this statement, IIUS, IIAB, Patricia and Investor AB shall be referred to collectively as the "Filing Persons".

                    None of the Filing Persons has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                          Page 7 of 19 pages



                    Certain information concerning the officers and directors of each of the Filing Persons is set forth on Annex I hereto.


          Item 4 of the Schedule 13D is restated in its entirety as set forth below:


          ITEM 4.   PURPOSE OF THE TRANSACTION.

                    The Filing Persons have sold 177,500 Rights Offering Warrants since November 1, 1994 at different times and at different prices in open market transactions. The persons making this filing may at any time determine to realize on their remaining investment in the shares of Common Stock, Rights Offering Warrants and Noteholder Warrants through the sale of all or a portion of their shares of Common Stock and Noteholder Warrants.

                    Except as described in this Item 4, the Filing Persons have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Filing Persons reserve the right in the future to adopt such plans or proposals, subject to applicable regulatory requirements, if any.


          Item 5 of the Schedule 13D is restated in its entirety as follows:


          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                    (a) As of the close on business on November 22, 1994, IIUS owned beneficially (i) 504,750 shares of Common Stock of the Company, (ii) 10,000 Rights Offering Warrants, and (iii) 15,376 Noteholder Warrants to acquire shares of Common Stock. The shares of Common Stock owned by IIUS or which IIUS has a right to acquire upon exercise of the Rights Offering Warrants or the Noteholder Warrants held by IIUS represent approximately 5.2% of the outstanding Common Stock of the Company.

                         Under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations thereunder, as a result of the stock ownership relationships described in Item 2 of this Schedule, IIAB, Patricia and Investor AB may be deemed to beneficially own the 530,126 shares of Common Stock of the Company beneficially owned by IIUS over which they share, or may be deemed to share, the power to dispose

                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                          Page 8 of 19 pages



          of and vote such shares. However, the filing of this Schedule 13D shall not be construed as an admission that for the purposes of Section 13(d) of the Act, or otherwise, the Filing Persons are a "person" as defined by Section 13(d)(3) of the Act.

                    (b) IIUS, and by reason of the stock ownership relationships described in Item 2 of this Schedule 13D, IIAB, Patricia and Investor AB may be deemed to have shared power to vote or to direct the vote, and to dispose or direct the disposition of the 530,126 shares of Common Stock of the Company beneficially owned by them.

                    (c)  In the sixty days prior to the date of this
          Schedule 13D, Amendment No. 9, IIUS sold 177,500 Rights Offering Warrants of the Company. With respect to each transaction during such period, the date, number of warrants, the selling price per warrant (including commissions) and the manner in which the transaction was effected are set forth in Annex II hereto.


          Item 7 of the Schedule 13D is amended by adding thereto the following:

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    Exhibit 2(g)  Power of Attorney of IIAB
                    Exhibit 2(h)  Power of Attorney of Patricia
                    Exhibit 2(i)  Power of Attorney of Investor AB


          Annex I to the Schedule 13D is restated in its entirety as set forth in Annex I hereto.

                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                          Page 9 of 19 pages




                                   SIGNATURE
                                   _________

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          November 29, 1994             Investor International (U.S.), Inc.



                                        By: /s/ Fredrik Nilert
                                            _______________________________
                                            Fredrik Nilert
                                            Vice President and Chief
                                              Operating Officer


                                        Investor International AB
                                        Patricia AB
                                        Investor AB


                                             as to each


                                        By: /s/ Fredrik Nilert
                                            _______________________________
                                            Fredrik Nilert
                                            Attorney-in-Fact

                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                         Page 10 of 19 pages




                                       ANNEX I

               The following is a list of the executive officers and directors of IIUS:


                                        Present Principal Occupation
          Name and Position             and Business Address
          _________________             ____________________________

          Peder Bonde                   Chairman of IIAB
            (Vice Chairman)             One Farragut Square South
                                        Suite 602
                                        Washington, D.C.  20006

          Claes Dahlback                President of Investor AB
            (Director and               S-10332
             Chairman)                  Stockholm, Sweden

          Elbridge T. Gerry, Jr.        Partner of Brown Brothers
            (Director and               Harriman Co.
               Secretary)               59 Wall Street
                                        New York, New York 10005

          Anders Rydin                  Chief Financial Officer of
            (Director, President        Investor AB,
               and Chief Executive      S-10332
               Officer)                 Stockholm, Sweden

          Fredrik Nilert                Vice President and Chief Operating
            (Vice President and Chief   Officer of IIUS
               Operating Officer)       15 West 54th Street
                                        New York, New York  10019


               Messrs. Bonde, Dahlback and Rydin are citizens of Sweden. Messrs. Gerry and Nilert are citizens of the United States.

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
                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                         Page 11 of 19 pages



               The following is a list of the executive officers and directors of Patricia:

                                        Present Principal Occupation
          Name and Position             and Business Address
          _________________             _____________________________

          Claes Dahlback                President of Investor AB,
            (Director and Chairman)     S-10332,
                                        Stockholm, Sweden

          Anders Rydin                  Chief Financial Officer of
            (Director and President)    Investor AB, S-10332,
                                        Stockholm, Sweden

          Marcus Wallenberg             Executive Vice President of
            (Director)                  Investor AB, S-10332,
                                        Stockholm, Sweden


               All of the above named individuals are citizens of Sweden.

                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                         Page 12 of 19 pages




               The following is a list of the executive officers and directors of IIAB:


                                        Present Principal Occupation
          Name and Position             and Business Address
          _________________             ____________________________

          Peder Bonde                   Chairman of IIAB
            (Director and               One Farragut Square South
             Chairman)                  Suite 602
                                        Washington, D.C.  20016

          Claes Dahlback                President of Investor AB,
            (Director)                  S-10332,
                                        Stockholm, Sweden

          Anders Rydin                  Chief Financial Officer of
            (Director and President)    Investor AB, S-10332,
                                        Stockholm, Sweden

          Marcus Wallenberg             Executive Vice President of
            (Director)                  Investor AB, S-10332,
                                        Stockholm, Sweden


               All of the above named individuals are citizens of Sweden.

                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                         Page 13 of 19 pages




               The following is a list of the executive officers and directors of Investor AB:

                                        Present Principal Occupation
          Name and Position             and Business Address
          _________________             ____________________________

          Percy Barnevik                President and Chief Executive
            (Director)                  Officer of ABB Asea Brown Boveri
                                        Ltd. (electric power generation and
                                        transmission equipment)
                                        Affoltern Strasse 44, CH-8050,
                                        Zurich, Switzerland

          Erik Belfrage                 Senior Vice President of
            (Deputy Director)           Skandinaviska Enskilda Banken,
                                        Box 16067, S-10322, Stockholm,
                                        Sweden

          Bo Berggren                   Chairman, Stora Kopparbergs
            (Director)                  Bergslags AB (forest products and
                                        paper company), S-79180, Falun,
                                        Sweden

          Jan Carlzon                   Jan Carlzon Management AB Box 7395,
            (Director)                  S-10391, Stockholm, Sweden

          Claes Dahlback                President of Investor AB,
            (Director                   S-10332, Stockholm,
             and President)             Sweden

          Hakan Mogren                  President and Chief Executive
            (Director)                  Officer of AB Astra
                                        (pharmaceutical company),
                                        S-152 85 Sodertalje, Sweden

                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                         Page 14 of 19 pages



                                        Present Principal Occupation
          Name and Position             and Business Address
          _________________             ____________________________

          Mauritz Sahlin                President and Chief Executive
            (Director)                  Officer of Aktiebolaget SKF
                                        (manufacturer of bearings),
                                        S-415 50 Goteborg, Sweden

          Anders Scharp                 Chairman and Chief Executive
            (Director)                  Officer of AB Electrolux (appliance
                                        manufacturer), Lilla Essingen,
                                        S-10545, Stockholm, Sweden

          Tom Wachtmeister              Vice Chairman of Atlas Copco AB
            (Director)                  (manufacturer of compressors and
                                        mining equipment),
                                        S-10332, Stockholm, Sweden

          Marcus Wallenberg             Executive Vice President of
            (Director and Executive     Investor AB,
             Vice President)            S-10332, Stockholm, Sweden

          Peter Wallenberg              Chairman of Investor AB,
            (Director and               S-10332, Stockholm, Sweden
             Chairman)


               All of the above named individuals are citizens of Sweden.

                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                         Page 15 of 19 pages




               None of the foregoing officers and directors of any of the Filing Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                            SCHEDULE 13D, Amendment No. 9


          CUSIP NO. 004308-10-2                         Page 16 of 19 pages





                                       Annex II


               Certain information as to the sales of Rights Offering Warrants of the Company by IIUS in the sixty days prior to the date of this Schedule 13D, Amendment No. 9, is set forth below:



                                     Number of Rights   Average Price
                       Date         Offering Warrants    Per Warrant
                       ____         _________________   _____________

                November 7, 1994          11,400            $5.33

                November 8, 1994          60,700            $5.04

                November 9, 1994          20,000            $4.63

                November 10, 1994         85,400            $3.66


          Each of these transactions was effected on the New York Stock
          Exchange.

                                                        Page 17 of 19 pages





                                  POWER OF ATTORNEY
                                  _________________


                    KNOWN ALL MEN BY THESE PRESENTS, that Investor International AB constitutes and appoints FREDRIK NILERT, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all Schedules (including, without limitation, Schedules 13D), Statements and Reports which the undersigned may be required to file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.



                                             INVESTOR INTERNATIONAL AB


                                             By: /s/ Claes Dahlback
                                                 __________________________

                                             Title: Director and President
                                                    _______________________

          Dated:  November 22, 1994
















                                       Exhibit 2(g)

                                                        Page 18 of 19 pages




                                  POWER OF ATTORNEY
                                  _________________


                    KNOWN ALL MEN BY THESE PRESENTS, that Patricia AB constitutes and appoints FREDRIK NILERT, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all Schedules (including, without limitation, Schedules 13D), Statements and Reports which the undersigned may be required to file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.



                                             PATRICIA AB


                                             By: /s/ Anders Rydin
                                                 __________________________

                                             Title: Director and President
                                                    _______________________

          Dated:  November 22, 1994

















                                       Exhibit 2(h)

                                                        Page 19 of 19 pages




                                  POWER OF ATTORNEY
                                  _________________


                    KNOWN ALL MEN BY THESE PRESENTS, that Investor AB constitutes and appoints FREDRIK NILERT, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all Schedules (including, without limitation, Schedules 13D), Statements and Reports which the undersigned may be required to file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.



                                             INVESTOR AB


                                             By: /s/ Anders Rydin
                                                 __________________________

                                             Title: Director and President
                                                    _______________________

          Dated:  November 22, 1994













                                       Exhibit 2(i)